                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934*

                                  QVC, INC.
- ------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
- ------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  437351109
- ------------------------------------------------------------------------------
                                (CUSIP Number)
                              Stephen M. Brett, Esq.
                              Senior Vice President
                              and General Counsel
                              Tele-Communications, Inc.
                              Terrace Tower II
                              5619 DTC Parkway
                              Englewood, Colorado 80111
                              Tel. No. (303) 267-5500
- ------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                August 4, 1994
- --------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                              Page 1 of ___ pages

CUSIP No. 747262 10 3

- ------------------------------------------------------------------------------------------------------
         (1)     Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

                 TELE-COMMUNICATIONS, INC.
                 84 - 1260157
- ------------------------------------------------------------------------------------------------------
         (2)     Check the Appropriate Box if a Member of a Group
                                                                                     (a)      /X/
                                                                                     (b)      / /
- ------------------------------------------------------------------------------------------------------
         (3)     SEC Use Only
- ------------------------------------------------------------------------------------------------------
         (4)     Source of Funds

                 WC, BK
- ------------------------------------------------------------------------------------------------------
         (5)     Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                    / /
- ------------------------------------------------------------------------------------------------------
         (6)     Citizenship or Place of Organization

                 Delaware
- ------------------------------------------------------------------------------------------------------
 Number of       (7)      Sole Voting Power                 0 Shares
Shares Bene-              ----------------------------------------------------------------------------
  ficially       (8)      Shared Voting Power               19,216,572 Shares
 Owned by                 ----------------------------------------------------------------------------
Each Report-     (9)      Sole Dispositive Power            0 Shares
 ing Person               ----------------------------------------------------------------------------
   With          (10)     Shared Dispositive Power          19,216,572 Shares
- ------------------------------------------------------------------------------------------------------
         (11)    Aggregate Amount Beneficially Owned by Each Reporting Person

                          19,216,572 Shares
- -----------------------------------------------------------------------------------------------------------
         (12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares            /x/
                          Excludes shares of Common Stock beneficially owned by the Executive Officers and
                          Directors of TCI and Comcast.  Excludes 294,944 shares which may be deemed to be beneficially owned by TCI by virtue of its ownership of equity interests in two entities which are the record owners of Company securities.  Does not include any shares beneficially owned by Barry Diller.
- -----------------------------------------------------------------------------------------------------------
         (13)    Percent of Class Represented by Amount in Row (11)

                                  41.0%  See Item 5.
- -----------------------------------------------------------------------------------------------------------
         (14)    Type of Reporting Person (See Instructions)

                                           CO





                              Page 2 of ___ pages

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                  Statement Of

                           TELE-COMMUNICATIONS, INC.

                        Pursuant to Section 13(d) of the
                        Securities Exchange Act of 1934

                                 in respect of

                                   QVC, INC.



                 This Report on Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock"), of QVC, Inc., a Delaware corporation formerly known as QVC Network, Inc. (the "Company"). On August 4, 1994, Tele-Communications, Inc. ("Old TCI") and Liberty Media Corporation ("Liberty") consummated a business combination transaction (the "TCI/Liberty Merger") whereby each of Liberty and Old TCI became wholly owned subsidiaries of a newly formed holding company, TCI/Liberty Holding Company, which was renamed Tele-Communications, Inc. ("TCI" or the "Reporting Person") immediately following the TCI/Liberty Merger.

                 This Report contains information with respect to the Company Securities (as defined below) beneficially owned by Liberty and Old TCI prior to the consummation of the TCI/Liberty Merger, which Company Securities are currently beneficially owned by TCI. Prior to the TCI/Liberty Merger, Liberty beneficially owned greater than five percent of the outstanding Common Stock and had filed a Report on Schedule 13D with respect to such beneficial ownership. Such Report on Schedule 13D, as most recently amended by Amendment No. 26 thereto, dated as of July 21, 1994 (collectively, the "Liberty Schedule 13D"), is hereby incorporated by reference into this Report for all purposes.

                 As a result of certain mutual agreements as to the voting and disposition of the Company Securities held by TCI and Comcast Corporation ("Comcast") contained in the Amended Letter Agreement (as defined below) among TCI, Liberty and Comcast, TCI and Comcast may be deemed to constitute a "group" (the "TCI-Comcast Group") pursuant to Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to their respective beneficial ownership of the Company Securities and to share beneficial ownership of the Company Securities beneficially owned by each of them. Information contained herein relating to any person other than TCI (including Liberty and Old TCI) has been provided based upon information received by TCI from such person, and TCI has no responsibility for the accuracy or completeness of such information.

                 The descriptions contained herein of the Amended Letter Agreement, the Merger Agreement (as defined below), and the related press release by Liberty, Comcast and the Company are qualified in their entirety by reference to the complete text of such





                              Page 3 of ___ pages
documents, copies of which have been filed as Exhibits hereto and are hereby incorporated by reference herein for all purposes.


ITEM 1.          SECURITY AND ISSUER

                 The class of equity securities to which this statement relates is the common stock, par value $.01 per share, of QVC, Inc., a Delaware corporation formerly known as QVC Network, Inc., which has its principal executive offices at Goshen Corporate Park, West Chester, Pennsylvania 19380. Pursuant to Rule 13d-3 promulgated under the Exchange Act, this Report also relates to the shares of Common Stock issuable upon conversion of shares of the Company's Series B Preferred Stock, par value $.10 per share ("Series B Preferred Stock"), the Series C Preferred Stock, par value $.10 per share (the "Series C Preferred Stock"; the Series C Prefered Stock, the Series B Preferred Stock and the Series D Preferred Stock, par value $.10 per share, of the Company referred to collectively herein as the "Preferred Stock"), of the Company and the shares of Common Stock issuable upon the exercise of the certain warrants to purchase shares of Common Stock (the "Warrants") previously issued by the Company. Each Warrant is exercisable for one share of Common Stock and each share of Preferred Stock is convertible into ten (10) shares of Common Stock. The Common Stock, Preferred Stock and Warrants are referred to herein collectively as the "Company Securities."


ITEM 2.          IDENTITY AND BACKGROUND

                 This Statement is being filed by Tele-Communications, Inc. ("TCI"; Commission File No. 033-54263; I.R.S. Identification No. 84-1260157; name changed from TCI/Liberty Holding Company), a Delaware corporation, whose principal business address is 5619 DTC Parkway, Englewood, Colorado 80111.

                 TCI is principally engaged in the acquisition, development and operation of cable television systems, assets and programming interests, and, through its subsidiaries and affiliates, operates cable television systems throughout the continental United States and Hawaii.

                 As a result of the consummation of the TCI/Liberty Merger, TCI became the beneficial owner of the Company Securities held by Liberty and Old TCI. The description contained herein of the TCI/Liberty Merger is qualified in its entirety by the more complete description thereof contained in the Proxy Statement of Liberty and Old TCI, dated June 23, 1994 and the related Registration Statement on Form S-4 (No. 33-54263) filed by the Reporting Person, which is incorporated by reference herein for all purposes. Prior to the TCI/Liberty Merger, Liberty beneficially owned greater than five percent of the outstanding Common Stock and had filed the Liberty Schedule 13D (as most recently amended as of July 21, 1994) with respect to such beneficial ownership, which Report has been incorporated by reference herein for all purposes.

                 As heretofore publicly disclosed, the TCI/Liberty Merger is to be treated as a "consolidation" wherein, although the direct or indirect legal title of certain programming interests and cable television assets of Liberty and Old TCI remain unchanged, the beneficial ownership thereof now belongs to TCI. TCI is now a publicly held company subject to the informational requirements of the Exchange Act and will, commencing herewith, henceforth be a reporting person in respect of the securities of the Company beneficially owned by it. Old TCI and Liberty are now no longer publicly held reporting persons under the Exchange Act, but each is now a wholly owned subsidiary of TCI.

                 As noted in the ownership summary contained in the cover page of this Report, statements herein relating to the beneficial ownership of Company Securities by the TCI-Comcast Group and by TCI individually shall, unless explicitly provided to the contrary, be deemed to exclude Company Securities which TCI or the TCI-Comcast Group may be deemed to beneficially own by virtue of TCI's ownership of certain equity securities of Lenfest Communications, Inc. and Sioux Falls Cable Television (a general partnership). TCI





                              Page 4 of ___ pages
and the TCI-Comcast Group disclaim beneficial ownership of all Company Securities owned by such entities. See Item 5.

                 The name, business address and present principal occupation or employment and the name, address and principal business of any corporation or other organization in which such employment is conducted, of (i) each of the executive officers and directors of TCI, (ii) each person controlling TCI, and
(iii) the executive officers and directors of any corporation controlling TCI, are set forth in Schedule 1 attached hereto and incorporated herein by reference.

                 During the last five years, neither TCI nor, to the best of its knowledge, any of its executive officers, directors or controlling persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such law.

                 To the best knowledge of TCI, each of its executive officers and directors is a citizen of the United States, except as specifically set forth in Schedule 1 hereto.

                 On July 12, 1994, Comcast announced an offer to acquire all of the outstanding Common Stock of the Company not owned by Comcast in a business combination in which holders of Common Stock other than Comcast would receive cash and Comcast securities having a combined value of $44 per share of Common Stock. On July 21, 1994, Liberty and Comcast issued a press release announcing that they had entered into a letter agreement, dated July 21, 1994 (the "Letter Agreement"), pursuant to which Liberty had agreed to participate with Comcast in Comcast's original offer which was amended to provide that Comcast and Liberty would be joint bidders in such offer and to change the consideration to be paid to holders of Common Stock other than Comcast or Liberty to $44 per share in cash in a merger or other similar transaction between one or more entities owned by Liberty and/or Comcast and the Company.

                 On August 5, 1994, Liberty, Comcast and the Company announced that they had entered into a definitive merger agreement pursuant to which Comcast and Liberty would acquire all of the outstanding Common Stock and Preferred Stock of the Company not owned by Liberty or Comcast for $46 per share and $460 per share, respectively. Such transaction would be effected initially by a cash tender offer (the "Tender Offer") for all shares of Common Stock at $46 per share and all shares of Preferred Stock at $460 per share commencing on or prior to August 11, 1994, followed by a merger (the "Merger") in which a corporation controlled by Comcast and Liberty would merge with the Company and any remaining shares of Common Stock or Preferred Stock would be converted into the right to receive the same amount of cash as offered in the Tender Offer. In connection with the execution of the Merger Agreement, Liberty, Comcast and TCI entered into a letter agreement, dated August 4, 1994 ( the "Amended Letter Agreement"), superseding the Letter Agreement and providing that Liberty and Comcast will cooperate in causing the Tender Offer and the Merger to be consummated as promptly as practicable.





                              Page 5 of ___ pages

                 The descriptions contained herein of the Merger Agreement, the Amended Letter Agreement and the related press release by Liberty, Comcast and the Company are qualified in their entirety by reference to the complete text of such documents, which have been filed as Exhibits hereto and have been incorporated by reference herein for all purposes.

                 As a result of certain mutual agreements contained in the Amended Letter Agreement as to the voting and disposition of the Company Securities held by TCI (including those shares held by Old TCI and Liberty prior to the TCI/Liberty Merger) and Comcast and Liberty and Comcast's agreement to act together with respect to the proposed Tender Offer and Merger, TCI and Comcast may be deemed to share beneficial ownership of the Company Securities beneficially owned by each of them and to constitute a "group" for purposes of Rule 13d-5 under the Exchange Act with respect to their respective beneficial ownership of the Company Securities. See Items 4 and 6 below.


ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                 It is presently anticipated that the amount of funds required to acquire the approximately 28.6 million shares of Common Stock presently outstanding and not owned by Liberty or Comcast pursuant to the Tender Offer and the Merger and to pay other related costs and expenses (including the payment to the holders of outstanding options to purchase Common Stock of the cash value of such options pursuant to the Merger Agreement) is approximately $1.4 billion. Pursuant to the Amended Letter Agreement, Liberty has agreed to contribute to a newly formed holding company ("QVC Holdings") 6,527,207 shares of Common Stock and 372,866 shares of Preferred Stock (or the equivalent of 10,255,867 shares of Common Stock in the aggregate) plus $20 million in cash in connection with the consummation of the Tender Offer. TCI presently expects that the funds required for Liberty to make such cash contribution will come from a combination of working capital and general corporate funds and existing credit facilities of TCI. The proposed means of financing the purchase of shares in the Tender Offer and the Merger is described in Section 1 of the Amended Letter Agreement, which has been incorporated by reference into this Report.


ITEM 4.          PURPOSE OF TRANSACTION

                 The purpose of the Tender Offer and the Merger is to acquire all of the outstanding Common Stock of the Company not held by Liberty or Comcast, with the result that, following the Tender Offer and the Merger, Liberty and Comcast collectively will hold all of the outstanding equity securities of the Company.

                 Pursuant to the Amended Letter Agreement, Liberty and Comcast have agreed to proceed with the Tender Offer and the Merger jointly. The Amended Letter Agreement provides that, among other things, until the Merger all material decisions relating to the Tender Offer and the Merger shall be unanimous and that Liberty and Comcast will use their reasonable best efforts to resolve, on a mutually acceptable basis, any disagreements with respect to such material decisions.

                 The Amended Letter Agreement provides that following the Tender Offer and the Merger, Liberty would own approximately 43% and Comcast would own approximately 57% of QVC Holdings, which would own all of the outstanding equity securities of the Company. The Amended Letter Agreement also contains a number of provisions relating to the governance of QVC Holdings and the Company following the Merger, which provisions generally provide that Comcast will be entitled to manage the business and affairs of the QVC





                              Page 6 of ___ pages

Holdings and Company, except that Liberty's consent will be required for the taking of certain actions by the QVC Holdings and Company. In addition, the Amended Letter Agreement provides that Liberty will have certain rights to require Comcast to purchase its interest in QVC Holdings after the fifth anniversary of the Merger and that, if Comcast fails to agree to purchase such interest or, if it has agreed to purchase such interest it subsequently defaults on such obligation, Liberty would have the right to buy Comcast's interest and to take over management of QVC Holdings and the Company. If Liberty declines to purchase Comcast's interest or defaults on an obligation to purchase, the Amended Letter Agreement provides that Liberty and Comcast would cooperate in a sale of QVC Holdings.

                 TCI has considered, but has not made any decision, concerning its course of action in the event that the Tender Offer and/or the Merger are not consummated, including, but not limited to, as a result of the withdrawal or modification by the Board of Directors of the Company of its recommendation that holders of shares of Common Stock tender their shares in the Tender Offer and approve the Merger (whether as a result of the making of a proposal to the Company regarding an Alternative Transaction (as defined in the Merger Agreement) by a third party or otherwise or because of a failure to be satisfied of one or more of the conditions to the consumation of the Tender Offer or the Merger). In such event, TCI could decide (either alone or with Comcast) to seek to consummate the acquisition of the remaining equity securities of the Company through one or more means or to abandon its efforts to effect such an acquisition, to dispose of all or a portion of the shares of Common Stock beneficially owned by it, to continue to hold such shares as a passive investment, to continue to hold such shares and actively seek either alone or in conjunction with one or more stockholders of the Company (including Comcast) or other persons and through one or more means, to obtain or influence control of the Company, or to take any other available course of action. In this regard, in the event the Merger Agreement is terminated as a result of an Alternative Transaction, TCI may not be entitled to join with any person (other than Comcast) in the making of an offer at a higher price per share.

                 In reaching any decision as to its course of action (as well as to the specific elements thereof), TCI expects that it would take into consideration a variety of factors, including but not limited to, the Company's business and prospects, other developments concerning the Company and the cable television and entertainment programming industries generally, other business opportunities available to TCI and other developments with respect to the business of TCI, general economic conditions and money and stock market conditions, including the market price of the Common Stock. Regardless, TCI specifically reserves the right to change its intention with respect to any of the foregoing matters and to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in Item 4 of Schedule 13D.

                 It is presently expected that upon consummation of the Merger, the registration of the Common Stock under the Exchange Act would be terminated and the Common Stock would cease to be traded on the Nasdaq National Market, or any securities exchange or inter-dealer quotation system.







                              Page 7 of ___ pages

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER

                 (a) As of the date hereof, TCI's beneficial ownership of equity securities of the Company, the total amounts thereof now outstanding and the percentage of said ownership are set forth below. Except as noted below, such information: (i) includes all of the Company's securities as to which TCI has sole voting power and sole investment power and all such securities as to which TCI shares voting power and shares investment power;
(ii) assumes that there is no exercise by the Company of its right to require either of TCI or Comcast to sell certain of the Company Securities held by them to the Company in the event that certain carriage requirements related to the Company's programming are not met (the "Company Repurchase Rights"); and (iii) assumes the exercise of all Warrants and the conversion of all shares of Preferred Stock (all of which are presently exercisable or convertible) beneficially owned by each of TCI and Comcast (individually), and the adjustment of the number of shares of the Company's Common Stock that would be outstanding subsequent to such exercise or conversion.

                 As of April 30, 1994 the number of shares of the Common Stock which were issued and outstanding, as reported by the Company in its Quarterly Report on Form 10-Q for the quarter ended April 30, 1994, was 40,214,097.

                 TCI currently beneficially owns 10,588,638 shares of Common Stock, which amount consists of 332,771 shares held by Old TCI and 10,255,867 shares held by Liberty. Such aggregate amount constitutes approximately 24.0% of the outstanding Common Stock (calculated in accordance with Rule 13d-3 under the Exchange Act).

                 The foregoing amount includes 3,728,660 shares of Common Stock issuable upon the conversion of 372,866 shares of Series C Preferred Stock and 179,220 shares of Common Stock issuable upon the conversion of 17,922 shares of Series B Preferred Stock, all of which are beneficially owed by TCI. Such amount does not include any shares of Common Stock beneficially owned by Comcast. Such amount also does not include 361,655 shares of Common Stock (including 122,826 shares issuable upon exercise of certain Warrants and 187,020 shares issuable upon conversion of certain shares of Series C Preferred Stock) owned by Lenfest Communications, Inc. ("LCI") and Sioux Falls Cable Television, a general partnership ("Sioux Falls"). TCI possesses 50% of the equity interests in each of LCI and Sioux Falls. As a result of such equity ownership, TCI may be deemed to share beneficial ownership of the Common Stock beneficially owned by such entities with the other holders of equity interests in LCI and Sioux Falls. TCI disclaims beneficial ownership of the Company Securities held by LCI and Sioux Falls.

                 By virtue of the Amended Letter Agreement, TCI may be deemed to have shared voting and dispositive power with Comcast with respect to the Company Securities beneficially owned by each of TCI and Comcast. See Items 4 and 6. As a result, TCI may be deemed to beneficially own Company Securities representing approximately 41.0% of the outstanding Common Stock (calculated in accordance with Rule 13d-3), consisting of the equivalent of 10,588,638 shares of Common Stock held by TCI and the equivalent of 8,627,934 shares of Common Stock held by Comcast. Such amounts do not include any shares beneficially owned by Barry Diller, which shares may be deemed to be beneficially owned by Comcast as a result of an agreement between Mr. Diller and Comcast entered into in connection with the Merger Agreement and the Amended Letter Agreement.

                 Certain shares of Common Stock and Preferred Stock beneficially owned by TCI and Comcast may be subject to the Company Repurchase Rights. In the Amended Letter Agreement, Liberty and Comcast have agreed to cause the Company, in connection with the consummation of the Merger, to waive any remaining rights it may have pursuant to the





                              Page 8 of ___ pages

Company Repurchase Rights (or any similar contingent right of the Company to acquire Company Securities) with respect to all Company Securities currently held by TCI, Liberty or Comcast (or any of their respective direct or indirect subsidiaries and affiliates).

                 To the knowledge of TCI, the number of shares of Common Stock beneficially owned by its executive officers, directors and controlling persons listed on Schedule 1 hereto (beneficial ownership of which shares is disclaimed by TCI) is set forth below:

                                                 No. of Shares of Common
                 Individual                      Stock Beneficially Owned
                 ----------                      ------------------------

                 Peter R. Barton                           2,975
                 Bob Magness                               3,750
                 Fred A. Vierra                               50

                 (b) Pursuant to the terms of the Amended Letter Agreement, each member of the TCI-Comcast Group may be deemed to have shared voting and dispositive power as to all of the Company Securities beneficially owned by the TCI-Comcast Group (all of which are subject to certain of the provisions of Amended Letter Agreement). In addition, TCI may also have shared voting and dispositive power as to an aggregate of 361,655 shares of Common Stock held by LCI and Sioux Falls.

                 (c) Except by virtue of the execution of the Letter Agreement and the Amended Letter Agreement, TCI has not effected any transactions in the classes of securities reported on herein during the past sixty (60) days, and is not aware of any other transactions in such securities by any of the persons listed on Schedule 1.




ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO THE SECURITIES OF THE ISSUER

                 The information contained in Items 2, 3 and 4 above is incorporated by reference in this Item 6.

                 In the Amended Letter Agreement, each of Liberty and Comcast has agreed that until the consummation of Merger, it will vote all Company Securities beneficially owned by it in favor of the Merger and any related matters, will not sell or dispose of any Company Securities or enter into any agreement relating to the voting or sale or purchase of its Company Securities, and will not solicit or encourage any Alternative Transaction. In addition, TCI has agreed that until the consummation of the Merger, it will vote all Company Securities beneficially owned by it in favor of the Merger and any related matters and will not solicit or encourage any Alternative Transaction.

                 The descriptions contained herein of the Amended Letter Agreement, the Merger Agreement and the related press release are qualified in their entirety by reference to





                              Page 9 of ___ pages
the full text of such documents, copies of which have been filed as Exhibits hereto and which are hereby incorporated by reference herein for all purposes.


ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS


               99.1      Press Release, dated August 5, 1994, by
                         Liberty Media Corporation, Comcast
                         Corporation and QVC, Inc.

               99.2 Letter Agreement, dated August 4, 1994, from Comcast Corporation to Liberty Media
                         Corporation and Tele-Communications, Inc.

               99.3 Agreement and Plan of Merger among QVC, Inc., Comcast Corporation, Liberty Media
                         Corporation and Comcast QMerger, Inc., dated as of August 4, 1994.





                              Page 10 of ___ pages

                                   SIGNATURE



         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information in this statement is true, complete and correct.

Dated:  August 8, 1994

                            TELE-COMMUNICATIONS, INC.


                            By:     /s/ Peter R. Barton
                               -------------------------------
                                 Name:  Peter R. Barton
                                 Title: Executive Vice President






                              Page 11 of ___ pages

                                                                      SCHEDULE 1


             DIRECTORS, EXECUTIVE OFFICERS AND CONTROLLING PERSONS
                                       OF
                       TELE-COMMUNICATIONS, INC. ("TCI")


                                                                                                Principal Business
                                                                                                or Organization in
                                                Principal Occupation                            Which Such Employment
                 Name                           and Business Address                            is Conducted
                 ----                           --------------------                            ---------------------
                 Bob Magness                    Chairman of the Board and                       Acquisition, development and
                                                Director of TCI                                 operation of cable television
                                                5619 DTC Parkway                                systems and cable television
                                                Englewood, CO  80111                            programming

                 John C. Malone                 President and Chief Executive                   Acquisition, development and
                                                Officer and Director of TCI                     operation of cable television
                                                5619 DTC Parkway                                systems and cable television
                                                Englewood, CO  80111                            programming

                 Donne F. Fisher                Executive Vice President,                       Acquisition, development and
                                                Treasurer and Director of TCI                   operation of cable television
                                                5619 DTC Parkway                                systems and cable television
                                                Englewood, CO  80111                            programming

                 John W. Gallivan               Director of TCI                                 Newspaper publishing
                                                Chairman of the Board
                                                Kearns-Tribune Corporation
                                                400 Tribune Building
                                                Salt Lake City, UT  84111

                 Anthony Lee Coelho             Director of TCI                                 Investment Services
                                                President and CEO of
                                                Wertheim Schroder Investment
                                                Services, Inc.
                                                787-7th Avenue, 5th Floor
                                                New York, New York  10019

                 Kim Magness                    Director of TCI                                 Ranching and horse breeding
                                                Magness family business
                                                interests, principally in
                                                ranching and breeding Arabian horses;
                                                1470 South Quebec Way, #148
                                                Denver, CO  80231





                              Page 12 of ___ pages

                                                                                                Principal Business
                                                                                                or Organization in
                                                Principal Occupation                            Which Such Employment
                 Name                           and Business Address                            is Conducted
                 ----                           --------------------                            ---------------------
                 Robert A. Naify                Director of TCI                                 Motion Picture Industry
                                                President and CEO of
                                                Todd-AO Corporation
                                                172 Golden Gate Avenue
                                                San Francisco, CA  94102

                 Jerome H. Kern                 Director of TCI; Senior                         Law
                                                Partner in Baker & Botts, L.L.P.
                                                885 Third Avenue, Suite 1900
                                                New York, NY  10022

                 Stephen M. Brett               Executive Vice President, Secretary             Acquisition, development and
                                                and General Counsel of TCI                      operation of cable television
                                                5619 DTC Parkway                                systems and cable television
                                                Englewood, CO  80111                            programming

                 Brendan R. Clouston            Executive Vice President                        Acquisition, development and
                                                of TCI                                          operation of cable television
                                                5619 DTC Parkway                                systems and cable television
                                                Englewood, CO  80111                            programming

                 Larry E. Romrell               Executive Vice President of TCI                 Acquisition, development and
                                                5619 DTC Parkway                                operation of cable television
                                                Englewood, CO  80111                            systems and cable television
                                                                                                programming

                 J.C. Sparkman                  Executive Vice President of TCI                 Acquisition, development and
                                                5619 DTC Parkway                                operation of cable television
                                                Englewood, CO  80111                            systems and cable television
                                                                                                programming

                 R.E. Turner                    Director of TCI                                 Cable television and
                                                Chairman of the Board and                       entertainment programming
                                                President of Turner Broadcasting
                                                System, Inc. since 1970
                                                One CNN Center, 14th Fl North
                                                Atlanta, GA  30303

                 Fred A. Vierra                 Executive Vice President of TCI                 Acquisition, development and
                                                5619 DTC Parkway                                operation of cable television
                                                Englewood, CO  80111                            systems and cable television
                                                                                                programming





                              Page 13 of ___ pages

                                                                                                Principal Business
                                                                                                or Organization in
                                                Principal Occupation                            Which Such Employment
                 Name                           and Business Address                            is Conducted
                 ----                           --------------------                            ---------------------
                 Peter R. Barton                Executive Vice President of TCI                 Acquisition, development and
                                                5619 DTC Parkway                                operation of cable television
                                                Englewood, CO  80111                            systems and cable television
                                                                                                programming





                              Page 14 of ___ pages

                                EXHIBIT INDEX

              Exhibit
                No.                Description
              -------              -----------

               99.1      Press Release, dated August 5, 1994, by
                         Liberty Media Corporation, Comcast
                         Corporation and QVC, Inc.

               99.2 Letter Agreement, dated August 4, 1994, from Comcast Corporation to Liberty Media
                         Corporation and Tele-Communications, Inc.

               99.3 Agreement and Plan of Merger among QVC, Inc., Comcast Corporation, Liberty Media
                         Corporation and Comcast QMerger, Inc., dated as of August 4, 1994.